Exhibit 12

                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)


                                                              Year Ended December 31,
                                               1998          1997        1996        1995        1994
Net Income . . . . . . . . . . .             $ 47,756    $  494,094    $168,950    $181,676    $187,447
Taxes on Income. . . . . . . . .               14,557       378,645      86,102      83,392      99,951
    Net Income Plus Taxes. . . .               62,313       872,739     255,052     265,068     287,398

Fixed Charges:
  Interest on Long-Term Debt . .              170,855       119,389     105,741      95,962      98,483
  Interest on Other Indebtedness               37,190        55,761      34,685      27,487      20,139
  Interest on Other Mandatorily
    Redeemable Securities. . . .               18,075        18,075      12,125         372        -
  Interest on Corporate-owned
    Life Insurance Borrowings. .               38,236        36,167      35,151      32,325      26,932
  Interest Applicable to
    Rentals. . . . . . . . . . .               32,796        34,514      32,965      31,650      29,003
      Total Fixed Charges. . . .              297,152       263,906     220,667     187,796     174,557

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .                3,591         4,919      14,839      13,419      13,418
  Income Tax Required. . . . . .                1,095         3,770       7,562       6,160       7,155
      Total Preferred and
        Preference Dividend
        Requirements . . . . . .                4,686         8,689      22,401      19,579      20,573

Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .              301,838       272,595     243,068     207,375     195,130

Earnings (1) . . . . . . . . . .             $359,465    $1,136,645    $475,719    $452,864    $461,955

Ratio of Earnings to Fixed
 Charges . . . . . . . . . . . .                 1.21          4.31        2.16        2.41        2.65


Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements. . . . .                 1.19          4.17        1.96        2.18        2.37



     (1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.
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